Exhibit 99.1

Wix Reports Fourth Quarter and Full Year 2017 Results

•	Exceeded high end of expectations across all key metrics to end year on a strong note

o	Q4 revenue of $118.5 million, up 41% y/y; 2017 revenue of $425.6 million, up 47% y/y

o	Q4 collections of $132.2 million, up 35% y/y; 2017 collections of $484.0 million, up 41% y/y

o	2017 free cash flow of $70.7 million, up 95% y/y

•	Outperformance driven by continued product excellence and marketing proficiency

o	Breakout year for Wix ADI, which contributed meaningfully to conversion in 2017

•	Results propelled by outstanding cohort behavior – conversion of registered users to premium subscriptions and retention of subscriptions are at all-time highs

•	Initial 2018 outlook demonstrates confidence in continued strong collections growth and ability to generate incremental free cash flow

NEW YORK, February 14, 2018 -- Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, today reported financial results for the fourth quarter and full year ended December 31, 2017. In addition, the Company provided its initial outlook for the first quarter and full year 2018.

“Continued improvements to our product offering and successful execution of marketing campaigns drove robust financial results this quarter, closing out a strong year,” said Avishai Abrahami, Co-founder and CEO of Wix. “Most notably, Wix ADI improved considerably throughout the year, driving conversion improvements and increases in collections per subscription. These successes, combined with upcoming new products and enhancements, underscore our position of strength for the year ahead.”

Lior Shemesh, CFO of Wix, added, “The growth in collections and free cash flow in Q4 closes a year of ongoing strengthening to our business fundamentals and exceeded our initial expectations since the beginning of the year. For the third consecutive year, we grew collections over 41%, and this year we did it along with nearly doubling our free cash flow. This outstanding momentum is reflected in our initial 2018 outlook and provides us with confidence in our ability to continue to generate growth and increase free cash flow moving forward.”

Q4 2017 and Full Year 2017 Financial Summary

	Three months ended December 31,
$ in thousands	2016	2017	Y/Y growth	Prior Q4 2017 Outlook
Revenue	$84,176	$118,545	41%	$116,000 - 117,000
Collections	$97,652	$132,203	35%	$126,000 - 127,000
Operating (Loss)	$(4,742)	$(7,523)	NM
Non-GAAP Operating Income	$3,879	$9,703	150%
Net Cash Provided by Operating Activities	$19,714	$24,941	27%
Free Cash Flow	$18,683	$19,555	5%

	Twelve months ended December 31,
$ in thousands	2016	2017	Y/Y growth	Prior FY 2017 Outlook
Revenue	$290,103	$425,636	47%	$423,000 - 424,000
Collections	$342,069	$483,989	41%	$478,000 - 479,000
Operating (Loss)	$(44,032)	$(50,011)	NM
Non-GAAP Operating Income (Loss)	$(12,529)	$9,099	NM
Net Cash Provided by Operating Activities	$40,573	$83,052	105%
Free Cash Flow	$36,158	$70,683	95%	$68,000 - 69,000

Additional Q4 2017 Results and Highlights

•	Gross margin on a GAAP basis in the fourth quarter of 2017 was 85%, the same as the fourth quarter of 2016

•	Non-GAAP gross margin in the fourth quarter of 2017, calculated as non-GAAP gross profit as a percent of revenue, was also 85%, the same as in the fourth quarter of 2016

•	GAAP net loss in the fourth quarter of 2017 was $(6.6) million, or $(0.14) per share, compared to a net loss of $(5.9) million, or $(0.13) per share, for the fourth quarter of 2016

•	Non-GAAP net income in the fourth quarter of 2017 was $7.2 million, or $0.16 per share, compared to a non-GAAP net income of $3.0 million, or $0.07 per share for the fourth quarter of 2016

•
Net cash provided by operating activities in the fourth quarter of 2017 was $24.9 million, while capital expenditures totaled $5.4 million, leading to free cash flow of $19.6 million, compared to $18.7 million of free cash flow in the fourth quarter of 2016, a 5% year over year increase

•	Added 170,000 net premium subscriptions in the fourth quarter of 2017 to reach 3.2 million as of December 31, 2017, a 31% increase over the total number of subscriptions at the end of 2016

•
Added 5.3 million registered users in the fourth quarter of 2017. Registered users as of December 31, 2017 were 119 million, representing a 22% increase compared to the end of the fourth quarter of 2016

Additional Full Year 2017 Results and Highlights

•	Gross margin on a GAAP basis for the full year 2017 was 84%, the same as in 2016

•	Non-GAAP gross margin in the full year 2017 was 85%, the same as in 2016

•	GAAP net loss for the full year 2017 was $(56.3) million, or $(1.24) per share, compared to a net loss of $(46.9) million, or $(1.12), per share in 2016

•	Non-GAAP net loss for the full year 2017 was $(0.5) million, or $(0.01) per share, compared to a non-GAAP net loss of $(14.6) million, or $(0.35) per share, in 2016

•
Net cash provided by operating activities for the full year 2017 was $83.1 million, while capital expenditures totaled $12.4 million, leading to free cash flow of $70.7 million, compared to $36.2 million of free cash flow in 2016, a 95% year-over-year increase

Recent Business Highlights

•
Expands Strategic Partnership with Google Cloud: Building on its already strong alliance with Google Cloud, Wix announced that it has chosen G Suite as the exclusive provider of business productivity and collaboration applications on its platform. This increased alliance is a testament to the growth and scale benefits both Wix and Google have realized over many years of partnering. Wix grew its collaboration with Google throughout the last year by expanding the breadth of products it utilizes including G Suite, Google Cloud Platform, Google Maps API, YouTube and AdWords.

•
Official Launch of Wix Code: In December 2017, Wix officially launched Wix Code to all users. Wix Code is a powerful development platform that allows users to significantly extend the functionality of their online presence. Wix Code greatly expands Wix’s addressable market by bringing a platform for creators, designers and developers to take advantage of a serverless development environment that features an array of advanced functions to create content-rich, custom websites and web applications. Since its launch, over 140,000 users have put Wix Code to use, marking a fantastic start to this innovative product set.

•
New Wix Tools Help Users with Site Accessibility: Wix has added Site Accessibility into the Wix Editor, now available for all sites on Wix. With these tools, a user can make their websites work better with assistive technologies or navigable with just a keyboard. Now any user can easily make any site accessible, for free.

Financial Outlook

Wix is introducing its outlook for the first quarter and full year 2018. This guidance is presented as follows:

•
The guidance for 2018 is based on the new revenue recognition standard ASC 606. Please reference our Investor Relations website for a reconciliation of 2017 financial information to ASC 606 for comparative purposes.

•
The outlook also incorporates the growth Wix is expected to realize from the revised terms in its agreement with Google. This revised agreement necessitates changing from net (agent) to gross (principal) accounting of collections and revenue, which is also incorporated in this guidance

For the first quarter of 2018, Wix expects the following:

	Q1 2018 Outlook	Y/Y growth
Revenue[1]	$135 - $136 million	46% – 47%
Collections[1]	$157 - $158 million	37% – 38%

For the full year 2018, Wix expects the following:

	FY 2018 Outlook	Y/Y growth
Revenue[2]	$591 - 595 million	39% – 40%
Collections[2]	$645 - 653 million	33% – 35%
Free Cash Flow	$98 - $100 million	39% – 41%

1 Revenue and collections guidance for Q1 2018 includes an additional $7 million benefit to both due to a change in accounting effective in 2018 related to the amended terms of our partnership agreement with Google. Excluding the accounting change, Q1 2018 revenue guidance would be $128-$129 million, or 38% - 39% y/y growth and Q1 2018 collections would be $150 - $151 million, or 31% - 32% y/y growth
2 Revenue and collections guidance for FY 2018 includes an additional $30 million benefit to both due to a change in accounting effective in 2018 related to the amended terms of our partnership agreement with Google. Excluding the accounting change, FY 2018 revenue guidance would be $561-$565 million, or 32-33% y/y growth and FY 2018 collections guidance would be $615-623 million, or 27-29% y/y growth

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, February 14, 2018 to answer questions about the financial and operational performance of the business during the fourth quarter and full year 2017. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter and full year. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/results. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 4482927. A telephonic replay of the call will be available through February 21, 2018 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID 4482927.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 122 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn, Pinterest and Google+

Download: Wix App is available for free on Google Play and in the App Store

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, non-GAAP gross margin, non-GAAP operating income (loss), free cash flow, non-GAAP net income (loss) and non-GAAP net income (loss) per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related costs and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to free cash flow to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, the availability, merchantability or functionality of certain new products or features and their anticipated product demand and customer satisfaction, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release, including the full year guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function; customer acceptance of new products and other challenges inherent in new product development, changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2016 annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2017. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
415-223-2624

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(audited)	(unaudited)

Revenue	$84,176	$118,545	$290,103	$425,636
Cost of revenue	12,738	17,676	45,287	69,391
Gross Profit	71,438	100,869	244,816	356,245

Operating expenses:
Research and development	28,877	43,965	105,368	153,635
Selling and marketing	40,022	50,906	156,512	204,435
General and administrative	7,281	13,521	26,968	48,186
Total operating expenses	76,180	108,392	288,848	406,256
Operating loss	(4,742)	(7,523)	(44,032)	(50,011)
Financial income (expenses), net	(450)	(1,142)	247	(5,015)
Other income (expenses)	(5)	79	(4)	76
Loss before taxes on income	(5,197)	(8,586)	(43,789)	(54,950)
Taxes on income	724	(1,981)	3,107	1,323
Net loss	$(5,921)	$(6,605)	$(46,896)	$(56,273)

Basic and diluted net loss per share	$(0.13)	$(0.14)	$(1.12)	$(1.24)
Basic and diluted weighted-average shares used to compute net loss per share	43,907,388	46,267,701	42,032,818	45,552,199

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	December 31,
	2016	2017
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$93,064	$85,230
Short term deposits	78,240	148,112
Restricted cash and deposit	931	949
Trade receivables	8,279	11,400
Prepaid expenses and other current assets	17,346	19,246
Total current assets	197,860	264,937
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,750	16,201
Prepaid expenses and other long-term assets	2,622	5,753
Intangible assets and goodwill, net	5,452	45,052
Total long-term assets	16,824	67,006

Total assets	$214,684	$331,943

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$20,709	$34,240
Employees and payroll accruals	20,230	28,067
Deferred revenues	146,987	202,482
Accrued expenses and other current liabilities	18,847	37,592
Total current liabilities	206,773	302,381

Long term deferred revenues	9,746	14,329
Long term deferred tax liability	634	2,694
Long-term loan	-	1,219
Total long-term liabilities	10,380	18,242

Total liabilities	217,153	320,623

Shareholders' Equity (Deficiency)
Ordinary shares	74	74
Additional paid-in capital	241,154	311,113
Other comprehensive loss	(389)	(286)
Accumulated deficit	(243,308)	(299,581)
Total shareholders' equity (deficiency)	(2,469)	11,320

Total liabilities and shareholders' equity (deficiency)	$214,684	$331,943

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(audited)	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(5,921)	$(6,605)	$(46,896)	$(56,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	890	1,560	4,538	5,654
Amortization	187	400	747	2,812
Share based compensation expenses	7,820	13,704	28,048	47,700
Tax benefit related to exercise of share options	151	-	731	-
Increase in accrued interest and exchange rate on short term and long term deposits	(116)	(472)	(669)	(632)
Deferred income taxes, net	(243)	(2,434)	(317)	(2,875)
Decrease (increase) in trade receivables	(665)	138	(1,818)	(1,936)
Decrease (increase) in prepaid expenses and other current and long-term assets	1,790	905	(6,284)	(1,824)
Increase (decrease) in trade payables	3,435	(7,145)	8,290	11,834
Increase (decrease) in employees and payroll accruals	(3,251)	1,855	2,956	1,527
Increase in short term and long term deferred revenues	13,476	13,658	51,966	58,353
Increase (decrease) in accrued expenses and other current liabilities	2,161	9,377	(719)	18,712
Net cash provided by operating activities	19,714	24,941	40,573	83,052
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	13,881	1,869	49,392	52,311
Investment in short-term deposits and restricted deposits	(3,863)	(65,000)	(53,270)	(121,650)
Purchase of property and equipment	(1,031)	(5,386)	(4,415)	(12,369)
Payment for Businesses acquired	-	-	-	(33,091)
Acquisition of Intangible assets	(100)	(75)	(100)	(75)
Net cash provided by (used in) investing activities	8,887	(68,592)	(8,393)	(114,874)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	6,515	4,978	21,658	24,158
Credit line repayment	-	-	-	(170)
Net cash provided by financing activities	6,515	4,978	21,658	23,988
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,116	(38,673)	53,838	(7,834)
CASH AND CASH EQUIVALENTS—Beginning of period	57,948	123,903	39,226	93,064
CASH AND CASH EQUIVALENTS—End of period	$93,064	$85,230	$93,064	$85,230

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Revenues	$84,176	$118,545	$290,103	$425,636
Collections	$97,652	$132,203	$342,069	$483,989
Free Cash Flow	$18,683	$19,555	$36,158	$70,683
Number of registered users at period end (*)	97,359	119,264	97,359	119,264
Number of premium subscriptions at period end (*)	2,465	3,223	2,465	3,223

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Revenues	$84,176	$118,545	$290,103	$425,636
Change in deferred revenues	13,476	13,658	51,966	58,353
Collections	$97,652	$132,203	$342,069	$483,989

RECONCILIATION OF GAAP TO NON-GAAP OPERATING LOSS AND NET LOSS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$429	$946	$1,798	$2,930
Research and development	4,156	7,725	14,543	26,227
Selling and marketing	1,213	1,562	4,553	6,585
General and administrative	2,022	3,471	7,154	11,958
Total share based compensation expenses	7,820	13,704	28,048	47,700
(2) Amortization	187	379	747	2,753
(3) Acquisition related expenses	614	3,143	2,708	8,657
(4) Taxes on income	258	(3,386)	838	(3,386)
Total adjustments of GAAP to Non GAAP	$8,879	$13,840	$32,341	$55,724

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Gross Profit	$71,438	$100,869	$244,816	$356,245
Share based compensation expenses	429	946	1,798	2,930
Amortization	-	(1,292)	-	505
Acquisition related expenses	-	-	-	28
Non GAAP Gross Profit	71,867	100,523	246,614	359,708

Non GAAP Gross margin	85%	85%	85%	85%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Operating loss	$(4,742)	$(7,523)	$(44,032)	$(50,011)
Adjustments:
Share based compensation expenses	7,820	13,704	28,048	47,700
Amortization	187	379	747	2,753
Acquisition related expenses	614	3,143	2,708	8,657
Total adjustments	$8,621	$17,226	$31,503	$59,110

Non GAAP operating income (loss)	$3,879	$9,703	$(12,529)	$9,099

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME/(LOSS) AND NON-GAAP NET INCOME/(LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net loss	$(5,921)	$(6,605)	$(46,896)	$(56,273)
Share based compensation expense and other Non GAAP adjustments	8,879	13,840	32,341	55,724
Non-GAAP net income/(loss)	$2,958	$7,235	$(14,555)	$(549)

Basic Non GAAP net income/(loss) per share	$0.07	$0.16	$(0.35)	$(0.01)
Weighted average shares used in computing basic Non GAAP net income/(loss) per share	43,907,388	46,267,701	42,032,818	45,552,199

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Net cash provided by operating activities	$19,714	$24,941	$40,573	$83,052
Capital expenditures, net	(1,031)	(5,386)	(4,415)	(12,369)
Free Cash Flow	$18,683	$19,555	$36,158	$70,683

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2017	2016	2017
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	43,907,388	46,267,701	42,032,818	45,552,199
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	8,405,787	8,212,554	8,405,787	8,212,554
Restricted share units	1,368,050	2,081,646	1,368,050	2,081,646
	53,681,225	56,561,901	51,806,655	55,846,399

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	March 31, 2018		December 31, 2018
	Low	High	Low	High

Projected revenues (*)	$135,000	$136,000	$591,000	$595,000
Projected change in deferred revenues	$22,000	$22,000	54,000	58,000
Projected collections	$157,000	$158,000	$645,000	$653,000

(*) Guidance under ASC 606